EXHIBIT 99.1

Press Release

DGR Enterprises Abandons Efforts to Acquire Onvia.com; Declines Invitation by Onvia's Board of Directors to Further Extend its Proposal to Acquire Onvia for $3.50 Per Share in Cash

Seattle,  WA,  Tuesday,  December  10,  2002  --  DGR  Enterprises,  Inc.  ("DGR
Enterprises" or "DGR") announced today that it has abandoned its efforts to acquire Onvia.com, Inc. ("Onvia" or the "Company") (Nasdaq: ONVI), after deciding that it would not extend its offer dated November 14, 2002 (which offer was extended previously on November 21, 2002) to purchase all of the outstanding shares of Onvia for $3.50 per share in cash, or approximately $26.8 million. The November 14 proposal expired in accordance with its terms at 5:00 p.m. (PST) on Friday, December 6, 2002.

A spokesman for DGR stated that "Our offer to acquire Onvia expired on December 6 and we have today decided not to again extend our offer as requested by Onvia. In our view, the Board of Directors has had ample opportunity to inform itself of all available alternatives and to review our proposal, which we first made in October, later increased in November and recently extended until December 6. However, rather than take constructive steps toward negotiating with DGR, the Company has implemented a Stockholder Rights Plan, a device typically used to frustrate and thwart takeover attempts, and sought that we indefinitely extend our offer to permit management more time to seek an alternative it prefers better." DGR noted that its proposal was for all shares and all cash and would have provided all shareholders the same price.

The DGR spokesman went on to say that "DGR informed Onvia early last week that it did not intend to extend its offer indefinitely, but would agree to extend its offer if the Company would negotiate and enter into a letter of intent for a transaction with DGR containing appropriate provisions to permit Onvia to accept an offer for a higher price." Onvia did not respond to this proposal.

DGR Enterprises is owned by Glenn Ballman, Robert Ayer and David Bell. Mr. Ballman is the founder and former Chairman and Chief Executive Officer of Onvia.com. Mr. Ayer is a co-founder and former Vice President of Business
Development at Onvia.com. Mr. Bell was an early angel investor in Onvia.com. Messrs. Ballman, Ayer and Bell currently own approximately 8.2% of Onvia.com's outstanding common stock. DGR Enterprises is based in Darien, Connecticut and was formed for the purpose of making the proposal discussed above.

The Onvia.com Board of Directors is comprised of the following five individuals:
(i) Michael D. Pickett, Chairman & Chief Executive Officer of Onvia.com; (ii) Nancy J. Schoendorf, General Partner at Mohr, Davidow Ventures; (iii) Kenneth A. Fox, Managing Director at Internet Capital Group, Inc. (Nasdaq: ICGE); (iv) Jeffrey C. Ballowe, Member of the Advisory Board of Internet Capital Group, Inc.; and (v) Steven D. Smith, Managing Director at GE Equity, a subsidiary of General Electric Company (NYSE: GE). There is presently one vacancy on the Board. Each of these venture capital firms is a pre-IPO investor of Onvia and collectively such firms own approximately 48% of the outstanding capital stock.

DGR Enterprises' legal advisor is Chadbourne & Parke LLP, a New York based international law firm.

Seattle, Washington based Onvia.com helps businesses secure government contracts and government agencies find suppliers on-line.

DGR Enterprises will file a Tender Offer Statement with the Securities and Exchange Commission if a tender offer is commenced. This document will contain important information. Onvia.com shareholders are advised to read the tender offer statement, copies of which may be obtained from the Securities and Exchange Commission's website at www.sec.gov free of charge.

For more information, contact Andrew Blum at 212-408-5100.